LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

August 5, 2005

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Mark P. Shuman – Branch Chief - Legal

Re:

Sprout Development Inc.

Form F-1, Amendment No. 5, Filed August 5, 2005

File Number 333-119735

Dear Shuman:

This letter shall serve as the formal request of Sprout Development Inc., that the effective date of the Registration Statement on Form F-1, identified above, be accelerated to be effective as of Tuesday August 9th  at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Sprout Development Inc. hereby advises that it is aware of its obligations under the Securities Act of 1933.

Sincerely,

/s/W. Scott Lawler, Esq.

W. Scott Lawler, Esq.